UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

 101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The following documents are being submitted herewith:

Exhibit	Description
99.1	Interim Consolidated Financial Statements for the nine months ended September 30, 2022 and 2021
99.2	Management’s Discussion and Analysis for the nine months ended September 30, 2022 and 2021
99.3	Form 52-109F2 - Certification of Chief Executive Officer
99.4	Form 52-109F2 - Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: January 23, 2023	By:	/s/ Carrie Mierkey
	Name:	Carrie Mierkey
	Title:	Chief Financial Officer

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